Exhibit 99.1

CECT Kicks Off Large-Scale Spring Marketing Campaign

Company Launches 16 Different High-End Mobile Phone Models

      HUIZHOU, Guangdong, China, April 5 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING), one of China’s largest manufacturers and distributors of telecommunications terminals and consumer electronics products, today announced that its subsidiary CEC Telecom Co., Ltd. has kicked off its Spring Marketing Campaign by launching 16 models of high-end mobile phones.

      Mr. Wu Zhi Yang, Chairman of CECT and Vice Chairman of XING said, “The Spring Marketing Campaign was launched on a much bigger scale than the Flame Storm Marketing Campaign, which was launched in September 2004. That campaign resulted in the firm’s fastest growth in terms of market share and by the end of 2004 CECT had ranked itself among China’s top six local mobile phone brands.

      “The 16 models of high-end mobile phones mainly fall into these three categories:

•	High-end multi-media mobile phones embedded with 1.3 million or above pixel digital cameras and software that can play MP3, MPEG3 and 3D games.

•	PDA mobile phones, among which, the model T868 was assessed as the Best Commercial Mobile Phone in a poll organized by SINA.com and Beijing Youth Daily. The market share of the T868 is second only to a similar model from Motorola.

•	Other trendy models.

      “In the recent Quality and After-sales Service Poll for Mobile Phone Brands in the China Market, which was sponsored by China Consumer Newspaper, China Federation of Mobile Communications and China Consumption Network, CECT was the only local company that was listed among the top 10 brands.

      “CECT has been recognized as one of the most competitive mobile phone brands in the China market. The secret lies in the firm’s powerful R&D capability, efficient cost control, successful market differentiation, and such intrinsic characteristics of its products as individuality; fashion; multiple, advanced functions; and a good cost performance ratio.

      “Boosted by this sweeping marketing campaign, as well as a series of other actions, we expect CECT will position itself among the top five domestic mobile phone players in 2005 and achieve a net income of around US$24 million for the year.”

      About Qiao Xing Universal Telephone, Inc.

      Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $222 million in 2003. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and DVD players. XING currently distributes over 200 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .

      Forward-looking statements

      This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

      For more information, please contact:

      Rick Xiao, IR Director,
      Qiao Xing Universal Telephone, Inc.
      Tel: +86-752-282-0268
      Email: rickxiao@qiaoxing.com

      U.S. Investor Contact:

      Denise Roche/ David Pasquale,
      The Ruth Group
      Tel: +1-646-536-7008/7006
      Email: droche@theruthgroup.com or dpasquale@theruthgroup.com

SOURCE Qiao Xing Universal Telephone, Inc.